

August 27, 2013

Via E-mail
David Haig
President
Soellingen Advisory Group, Inc.
777 South Flagler Drive, Suite 800
West Palm Beach, FL 33401

> **Re: Soellingen Advisory Group, Inc.**
> **Amendment No. 2 to Form S-1**
> **Filed August 20, 2013**
> **File No. 333-189007**

Dear Mr. Haig:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition, page 22

1.   We note your response to comment 5 in which you indicate that there is no contractual relationship between Clifford J. Hunt and New Opportunity Business Solutions, Inc. Please confirm that Clifford J. Hunt will not receive fees or payment from New Opportunity Business Solutions. Please also describe the respective roles of Clifford J. Hunt and New Opportunity Business Solutions, Inc. in the preparation of the registration statement. We note that your note payable to New Opportunity Business Solutions appears to relate entirely to the preparation of the registration statement, and we also note that you have paid legal fees to the Hunt Law Group for work associated with the Form S-1.

Results of Operations for the period ending June 30, 2013, page 24

2.   We note your response to comment 8 and your related revised disclosure. Here, or elsewhere where appropriate, please describe in greater detail the consulting services you will provide for "strategic business and financial planning."

Financial Statements

Balance Sheet, page F-3

3.   We note your response to comment 11 and we are unable to locate the filing of your debt agreement with your consultant as a material agreement or exhibit. Please advise. We may have further comment after receiving this information.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Robert Telewicz, Staff Accountant, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Attorney-Advisor, at (202) 551-3758 or me at (202) 551-3402 with any other questions.

Sincerely,

/s/ Angela McHale

Angela McHale
Attorney-Advisor

cc: Clifford J. Hunt, Esquire
        Via E-mail